Exhibit 99.8

NICE Presents ‘Experiences Persona-lized’ Roadshow in Six North
American Cities

Customer service expert Shep Hyken will lead the discussion on how to use personas and analytics to create lasting experiences for your workforce, customers and organization

Paramus, New Jersey, September 15, 2016 – NICE (Nasdaq: NICE) today announced that  it will host a series of events aimed at helping contact centers utilize technology to drive personalized experiences – for workforces, customers, and organizations. The roadshow kicks off in Toronto, Canada on September 20, followed by stops in five U.S. cities.

Customer Service Expert Shep Hyken will keynote the sessions, sharing his insights on what it means to create lasting, personalized experiences that have an impact on individuals and operations across the enterprise. He will also present tangible actions that attendees can implement back at their organizations to create an immediate impact.

The event series, called “Experiences Persona-lized,” is built around the following tenets:

Workforce – Learn how to increase employee satisfaction and retention by providing the right personalized training and guidance to your employees based on their strengths, habits, and preferences.

Customers – Improving the customer experience starts with building on insights such as who your customers are. Discover how personalizing the customer experience greatly impacts your business.

Organization – Discover how cloud-based technology provides organizations big and small the elasticity to meet specific, year-round operational needs and maximize efficiency while minimizing IT investment.

For more information and to register for the event nearest you, click here.

•	Toronto, Canada - Sept 20 - 8:30am - 12pm
•	New York City, NY - Sept 21 - 3pm - 6pm
•	Atlanta, GA - Sept 22 - 8:30am - 12pm
•	Salt Lake City, UT - Oct 13 - 8:30am - 12pm
•	Minneapolis, MN - Oct 17 - 8:30am - 12pm
•	Columbus, OH - Oct 18 - 8:30am - 12pm

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.